December 2, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Kuhn and Doug Jones

Re:	Rimini Street, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 2, 2022
File No. 001-37397

Dear Messrs. Kuhn and Jones:

Set forth below is the response from Rimini Street, Inc. (the “Company,” “we,” “us” or “our”) to the comment (the “Comment”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 17, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 2, 2022.

For your convenience, the Comment is repeated prior to the response and highlighted in bold.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows Provided by Operating Activities, page 51

1.	Your analysis of changes in operating cash flows references net income, noncash items and changes in operating assets and liabilities. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your discussion should be a comparable analysis between periods that discusses factors that actually affected operating cash. For example, you state for the year 2021 non-cash expenses resulted in a use of $37.8 million cash, but this appears to be counterintuitive. Also, your analysis should discuss the reasons underlying factors cited, particularly in regard to changes in operating assets and liabilities for which the impact on cash is not readily apparent. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we have reviewed the guidance set forth in the introductory paragraph of Section IV.B and paragraph B.1 of Release No. 33-8350, as well as in section 501.04 of the Staff’s Codification of Financial Reporting Releases. We also appreciate the time and attention that the Staff has dedicated to this matter and the opportunity to discuss the comment with the Staff in the course of preparing our response. In response to the Staff’s comment and as discussed with the Staff, we will enhance our disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2022, as appropriate, to include additional discussion of the material factors directly affecting sources and uses of operating cash and the reasons underlying these factors, as well as to provide further information regarding period over period variances in operating cash to the extent material to an investor’s understanding of changes in our cash flow statement.

* * * *

United States Securities and Exchange Commission

Division of Corporation Finance

December 2, 2022

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Simon Painter, Vice President and Controller, at (414) 554-7066 or the undersigned at (425) 599-3386.

Very Truly Yours,
Rimini Street, Inc.

By:	/s/ Michael L. Perica
Name: Michael L. Perica
Title: Executive Vice President and Chief Financial Officer

cc:	Seth A. Ravin, Chief Executive Officer and Chairman of the Board
Andrew J. Terry, Group Vice President and Deputy General Counsel, Corporate & Corporate Secretary